                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-3A-2
  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
         Provisions of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1

________________________________________________________________________________

                               PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.


     1.1. PG&E Corporation (Claimant)

          PG&E Corporation
          77 Beale Street
          P.O. Box 770000
          San Francisco, CA  94177

          Claimant, incorporated under the laws of the State of California, is a holding company formed by Pacific Gas and Electric Company (PG&E), a public utility. On January 1, 1997, Claimant became the parent of PG&E pursuant to a corporate reorganization plan. Claimant is also the parent of nonutility subsidiaries formerly owned by PG&E.

          1.1.1.  Subsidiaries:

                  Please refer to the January 6, 1997 SEC Form U-3A-2 for a listing of PG&E Corporation's subsidiaries as of January 1, 1997. Corrections to this listing, as of such date, follow:


                  a)  Name corrections pertain to the following subsidiaries:

                  1.2.3.1.19.1.Scrubgrass Power Corp.
                               previously listed as Scrubgrass Power
                               Corporation.

                  1.2.3.2.10.1.1.TermoEmcali I S.A. E.S.P.
                                 previously listed as TermoEmcali S.A. E.S.P.

                  1.2.3.2.11.1.1.Jacui Generating Company Ltda.
                                 previously listed as Jacui Generating Company Ltd.

          b)  Address corrections pertain to the following subsidiaries:

          1.2.2.1.1.PGT Australia Pty Ltd.
                    Level 24, Waterfront Place
                    One Eagle Street
                    Brisbane, Queensland 4000
                    Australia

          1.2.2.1.2.Pacific Gas Transmission International, Inc.
                    Level 24, Waterfront Place
                    One Eagle Street
                    Brisbane, Queensland 4000
                    Australia

          1.2.2.1.3.PGT Queensland Pty Ltd.
                    Level 24, Waterfront Place
                    One Eagle Street
                    Brisbane, Queensland 4000
                    Australia

          1.2.2.1.3.1.PGT Queensland Unit Trust
                      Level 24, Waterfront Place
                      One Eagle Street
                      Brisbane, Queensland 4000
                      Australia

          c)  The following subsidiaries were sold prior to December 31, 1996:

          1.2.3.1.6.1.Alhambra Pacific(Joint Venture)

          1.2.3.1.6.2.Davis Villas Associates Joint Venture(Greystone Apts.)

          d) The following subsidiary, not previously listed, was incorporated on December 31, 1996:

          1.2.3.1.41.Loon Power Corporation
                     Delaware corporation
                     100% owned by PG&E Generating Company

                     444 Market Street, Suite 1900
                     San Francisco, CA 94111

          e) Subsidiary 1.2.2.1.7.1. was renamed from 708559 Alberta Ltd. to PG&E Energy Source Canada, Inc.

          f) Subsidiary 1.2.3.1.11.1. was renamed from Muscogee Generating Company, L.P. to Millennium Power Partners, L.P.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     2.1. Claimant and its subsidiaries, other than PG&E, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935 and do not own any such properties.

     2.2. PG&E is a public utility company.
          At December 31, 1996, PG&E owned and operated the following generation plants, all located in California:

                                                                    Net Operating
          Generation                  County            Number of   Capacity in
          Type                        Location          Units       Kilowatts (kW)
          =====================       ===============   =========   ==============
          Hydroelectric:
          Conventional Plants(1)      16 counties
                                      in Northern
                                      and Central
                                      California              109       2,698,100
          Helms Pumped
          Storage Plant               Fresno                    3       1,212,000
                                                        ---------      ----------
          Hydroelectric
          Subtotal                                            112       3,910,100
                                                        ---------      ----------
          Steam Plants:
          Contra Costa                Contra Costa              2         680,000
          Humboldt Bay                Humboldt                  2         105,000
          Hunters Point(2)            San Francisco             3         377,000
          Morro Bay(2)                San Luis Obispo           4       1,002,000
          Moss Landing(2)             Monterey                  2       1,478,000
          Pittsburg                   Contra Costa              7       2,022,000
          Potrero                     San Francisco             1         207,000
                                                        ---------      ----------
          Steam Subtotal                                       21       5,871,000
                                                        ---------      ----------
          Combustion Turbines:
          Hunters Point               San Francisco             1          52,000
          Oakland(2)                  Alameda                   3         165,000
          Potrero                     San Francisco             3         156,000
          Mobile Turbines(3)          Humboldt and
                                      Mendocino                 3          45,000
          Combustion Turbines                           ---------      ----------
          Subtotal                                             10         418,000
                                                        ---------      ----------
          Geothermal:
          The Geysers Power
          Plant(4)                    Sonoma and Lake          14       1,224,000

          Nuclear:
          Diablo Canyon               San Luis Obispo           2       2,160,000
                                                        ---------      ----------
          Thermal Subtotal                                     47       9,673,000
                                                        ---------      ----------
          Total                                               159      13,583,100
                                                        =========      ==========

          (1) Two hydroelectric plants with approximately 5,000 kW of net operating capacity were sold in 1996.
          (2) PG&E has announced plans to sell these power plants in connection with electric industry restructuring.
          (3) Listed to show capability; subject to relocation within the system as required.
          (4) The Geysers Power Plant net operating capacity is based on adequate geothermal steam supply conditions.

          To transport energy to load centers, PG&E as of December 31, 1996, owned and operated approximately 18,516 circuit miles of interconnected transmission lines of 60 kilovolts (kV) to 500 kV and transmission substations having a capacity of approximately 32,892,000 kilovolt-amperes (kVa). Energy is distributed to customers through approximately 108,170 circuit miles of distribution system and distribution substations having a capacity of approximately 23,000,000 kVa.

          PG&E owns and operates an integrated gas transmission, storage, and distribution system in California. At December 31, 1996, PG&E's system consisted of approximately 5,700 miles of transmission pipelines, three gas storage facilities, and approximately 36,200 miles of gas distribution lines.

3. The following information for the year ending December 31, 1996 with respect to claimant and each of its subsidiary public utility companies:

     a) Number of kilowatt-hours (kW h) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.
     b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
     c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
     d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

     3.1. Claimant and its subsidiaries, other than PG&E, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935.


     3.2. PG&E is a public utility company.

          PG&E                                 Twelve Months
          (in thousands)                       ending
                                               12/31/96
                                               -------------
          Number of kwh of electric energy
          sold at retail or wholesale           74,394,278

          Number of Mcf of natural or
          manufactured gas distributed
          at retail                                530,201

          Number of kwh of electric energy
          distributed at retail outside
          the State                                      0

          Number of Mcf of natural or
          manufactured gas distributed at
          retail outside the State                       0

          Number of kwh of electric energy
          sold at wholesale outside the
          State or at the State line               358,083

          Number of Mcf of natural or
          manufactured gas sold at wholesale
          outside the State or at the State
          line                                       2,041

          Number of kwh of electric energy
          purchased outside the State or
          at the State line                      7,166,762


          Number of Mcf of natural or
          manufactured gas purchased outside
          the State or at the State line           363,813

          The data set forth in this section is based on the best information available to PG&E as of the date of the filing.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

     a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

     b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.

     4.1. JMC OCEAN STATE CORPORATION [EWG]
       a) JMC Ocean State Corporation
          Sherman Farm Road
          Route 98
          Harrisville, RI 02839

          JMC Ocean State Corporation is a 10% general partner in both Ocean State Power and Ocean State Power II (collectively, OSP). OSP is a two-unit, 500 MW (250 MW per unit) natural gas-fired, combined cycle electric generation facility (the Facility) selling power to New England Power Company, Boston Edison Company, Montaup Electric Company, and Newport Electric Corporation.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company, which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Ocean State Corporation, which owns a 10 % interest in OSP.

       c) J. Makowski Company, Inc. made capital contributions to OSP of $12,120,000 on December 31, 1990, and $9,973,750 on October 1, 1991.
          Unit I of the Facility went into commercial operation on December 31, 1990; Unit II of the Facility went into commercial operation on October 1, 1991. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc.

       d) Capitalization or total equity as of December 31, 1996 = $15,397,459 Net income for the twelve months ended December 31, 1996 = $3,271,469

       e) OSP has gas enabling agreements with Selkirk Cogen Partners, Pittsfield Generating Company, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

     4.2. PITTSFIELD GENERATING COMPANY, L.P.
          (formerly ALTRESCO PITTSFIELD, L.P.) [EWG]

       a) Pittsfield Generating Company, L.P.
          Box 4579
          Pittsfield, MA 01202

          Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the Facility) selling power to Commonwealth Electric Company, Cambridge Electric Company, and New England Power and selling steam to General Electric Company.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company, which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Altresco, Inc., which through its subsidiaries Altresco, Inc. (99% GP) and Pittsfield Partners, Inc. (1% L.P.), owns 100% of Pittsfield Generating Company, L.P.

       c) J. Makowski Company, Inc. acquired Pittsfield Generating Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc.

       d) Capitalization or total equity as of December 31, 1996 = $16,679,573 Net income for the twelve months ended December 31, 1996 = $2,928,397

       e) U.S. Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. U.S. Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

          Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, Ocean State Power, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

          Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition, L.P. Berkshire Feedline Acquisition, L.P. receives lease payments of approximately $1.8 million per annum on this section of pipeline.


     4.3. SELKIRK COGEN PARTNERS, L.P. [EWG]

       a) Selkirk Cogen Partners, L.P.
          Box 160
          Feura Bush, NY 12067

          Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas-fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk

          Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (collectively, the Facility) selling power to Consolidated Edison Company of New York, Inc.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company, which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. JMC Selkirk, Inc., through its 46.57% limited partnership interest in PentaGen Investors, L.P. and through its 100% interest JMCS I Holdings, Inc. (which in turn holds another 3.43% general and limited partnership interest in PentaGen Investors, L.P.), owns 50% of PentaGen's 57.6% interest in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc. also holds a 22.4% direct interest in Selkirk Cogen Partners, L.P.

       c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc.

       d) Capitalization or total equity as of December 31, 1996 = $(18,810,624) Net income for the twelve months ended December 31, 1996 = $15,182,372

       e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

          Selkirk Cogen Partners, L.P. has gas enabling agreements with Ocean State Power, Pittsfield Generating Company, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

          Selkirk Cogen Partners, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


     4.4. WALLKILL GENERATING COMPANY, L.P. [EWG]

       a) Wallkill Generating Company, L.P.
          c/o U.S. Generating Company
          Old Georgetown Road
          Bethesda, MD 20814

          In June 1995, Orange and Rockland Utilities, Inc., Wallkill Generating Company, L.P., and U.S. Generating Company entered into an agreement confirming the cancellation of the power sales agreement between Wallkill Generating Company, L.P. and Orange and Rockland Utilities, Inc. Wallkill Generating Company, L.P. is no longer being developed.


     4.5. KEYSTONE URBAN RENEWAL, L.P. [EWG]

       a) Keystone Urban Renewal, L.P.

          Box 169-C, Route 130 South, Swedesboro, NJ 08085

          Keystone Urban Renewal, L.P. is a 225 MW pulverized coal-fired dispatchable generation facility (the Facility) selling power to Atlantic Energy Company.

       b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiary, Eagle Power Corporation, owns a 50% general and limited partnership interest in Keystone Cogeneration Company, L.P., which owns a 99% interest in Keystone Urban Renewal, L.P. The other 1% interest is held by Granite Generating Company, L.P., which is also 50% owned by PG&E Corporation through Enterprises.

       c) Eagle Power Corporation made a capital contribution of $50 to Keystone Urban Renewal, L.P. on September 13, 1991. Enterprises, through PG&E Generating Company, owns a 50% interest in Keystone Urban Renewal, L.P. which owns the Facility and leases it to Logan Generating Company, L.P. The Facility went into commercial operation on September 22, 1994.

       d) Capitalization or total equity as of December 31, 1996 = $100 Net income after taxes for the twelve months ended December 31, 1996 = $0

       e) None


     4.6. LOGAN GENERATING COMPANY, L.P. (formerly KEYSTONE ENERGY SERVICE COMPANY, L.P.) [EWG]

       a) Logan Generating Company, L.P.
          Box 169-C, Route 130 South, Swedesboro, NJ 08085

          Logan Generating Company, L.P. is a 225 MW pulverized coal-fired dispatchable generation facility (the Facility) selling power to Atlantic Electric Company.

       b) Enterprises owns 100% of PG&E Generating Company, which through its wholly-owned subsidiary, Eagle Power Corporation, owns a 50% general and limited partnership interest in Logan Generating Company, L.P.

       c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October 31, 1994. Enterprises, through PG&E Generating Company, owns a 50% interest in Logan Generating Company, L.P. which leases the Facility from Keystone Urban Renewal L.P. The Facility went into commercial operation on September 22, 1994.

       d) Capitalization or total equity as of December 31, 1996 = $67,723,315 Net income after taxes for the twelve months ended December 31, 1996 = $11,435,960

       e) U.S. Generating Company provides management services to Logan
          Generating Company, L.P.   U.S. Generating Company earns a base fee of
          $400,000 per annum.

          Operating Services Company provides operations and maintenance services to Logan Generating Company, L.P. Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

          Logan Generating Company, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


     4.7. HERMISTON GENERATING COMPANY, L.P. [EWG]

       a) Hermiston Generating Company, L.P.
          Box 930, Hermiston, OR 97838

          Hermiston Generating Company, L.P. is a 474 MW natural gas-fired dispatchable cogeneration facility (the Facility) selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

       b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiary, Larkspur Power Corporation, owns an 80% general and limited partnership interest in Hermiston Generating Company, L.P.

       c) Larkspur Power Corporation made a capital contribution of $30,852,148 to HGC on October 30, 1996. Enterprises, through PG&E Generating Company, owns an 80% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

       d) Capitalization or total equity as of December 31, 1996 = $43,994,080 Net income for the twelve months ended December 31, 1996 = $5,428,796

       e) U.S. Generating Company provides management services to Hermiston Generating Company, L.P. U.S. Generating Company earns a base fee of $250,000 per annum.

          Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P. Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

          Pacific Gas Transmission provides gas transmission services to Hermiston Generating Company, L.P. Pacific Gas Transmission earns a fixed and variable charge based upon the volume of gas transported, resulting in revenues of $1.5 million for the year-ended December 31, 1996.

EXHIBIT A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

A consolidating statement of income and surplus for PG&E and its subsidiary companies, including PG&E Corporation, for the calendar year 1996, together with a consolidating balance sheet for PG&E and its subsidiary companies, including PG&E Corporation, as of the close of 1996, are attached as Exhibit A. These consolidating financial statements which are dated as of December 31, 1996, reflect PG&E as the parent company, since PG&E Corporation did not become the parent holding company of PG&E until January 1, 1997. These December 31, 1996 consolidating financial statements separately state financial information for PG&E, PG&E Corporation (then a subsidiary of PG&E), PG&E's "Other Subs" (which remained subsidiaries of PG&E after January 1, 1997), and for PGT and Enterprises, both subsidiaries of PG&E Corporation as of December 31, 1996 (which also remained subsidiaries of PG&E Corporation after such date).

These consolidating financial statements include the accounts of PG&E and its wholly-owned and controlled subsidiaries and, therefore, also represent the accounts of PG&E Corporation and its subsidiaries. No separate consolidating financial statements for PG&E Corporation have been prepared since the restructuring by which PG&E Corporation became the parent corporation of PG&E and its subsidiaries became effective January 1, 1997. Please refer to the "Formation of PG&E Corporation" section of the 1996 SEC Form 10-K for a pro forma balance sheet as of December 31, 1996, and a pro forma income statement for the twelve months ended December 31, 1996, as if the restructuring had occurred December 31, 1996, and January 1, 1997, respectively.

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
(In Thousands)

                                                 PG&E                               Other                      PG&E
                                    PG&E      Corporation     PGT       Enterprises  Subs.    Elimination  Consolidated
                                 ---------------------------------------------------------------------------------------
OPERATING REVENUES:

   Electric utility              $7,160,215   $                                    $ 9,729     $ (9,729)     $7,160,215
   Gas utility                    1,829,246                $ 268,871                  (782)     (57,533)      2,039,802
   Diversified operations                                    283,000    $126,947       207         (199)        409,955
                                 ---------------------------------------------------------------------------------------
Total Operating Revenues          8,989,461             -    551,871     126,947     9,154      (67,461)      9,609,972

OPERATING EXPENSES:
   Cost of electric energy        2,261,066                               41,119                  1,303       2,303,488
   Cost of gas                      448,118                  315,617                             (1,898)        761,837
   Maintenance and other
      operating                   2,079,349                   18,881      77,273       281      (57,610)      2,118,174
   Depreciation and
      decommissioning             1,176,356                   31,720      13,000       876                    1,221,952
   Administrative and
      general                       927,538                   46,648      42,452     1,472       (1,671)      1,016,439
   Property and other
      taxes                         283,625                    8,754                   118                      292,497
                                 ---------------------------------------------------------------------------------------
Total Operating Expenses          7,176,052             -    421,620     173,844     2,747      (59,876)      7,714,387

OPERATING INCOME                  1,813,409             -    130,251     (46,897)    6,407       (7,585)      1,895,585

   Interest income                   78,976                      623       2,970     1,604      (11,273)         72,900
   Interest expense                (643,133)                 (45,543)     13,198    14,679       20,976        (639,823)
   Other income and (expense)        16,611                   (4,238)     (5,967)  (22,747)      (2,118)        (18,459)
                                 ---------------------------------------------------------------------------------------
PRETAX INCOME                     1,265,863             -     81,093     (36,696)      (57)           -       1,310,203

   Income taxes                     525,887                   31,187      (2,030)      (50)                     554,994
                                 ---------------------------------------------------------------------------------------

NET INCOME                          739,976             -     49,906     (34,666)       (7)           -         755,209
   Preferred dividend
      requirement and
      redemption premium             33,113                                                                      33,113
                                 ---------------------------------------------------------------------------------------
EARNINGS AVAILABLE FOR
COMMON STOCK                     $  706,863   $         -   $ 49,906    $(34,666)  $    (7)   $        -     $  722,096
                                 =======================================================================================

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING DECEMBER 31, 1996
(In Thousands)

                                                PG&E                                   Other                     PG&E
                                  PG&E       Corporation      PGT      Enterprises     Subs.  Elimination  Consolidated
                              --------------------------------------------------------------------------------------------
ASSETS

PLANT IN SERVICE
  Electric
   Nonnuclear                 $ 18,080,412   $                           $  18,929  $       1    $            $18,099,342
   Diablo Canyon                 6,658,137                                                                      6,658,137
  Gas                            6,526,005                $1,579,692                   32,409                   8,138,106
                              --------------------------------------------------------------------------------------------
Total Plant in Service
   (at Original Cost)           31,264,554             -   1,579,692        18,929     32,410            -     32,895,585
Accum. Depreciation and
   decommissioning             (13,872,121)                 (418,894)       (3,754)    (7,165)                (14,301,934)
                              --------------------------------------------------------------------------------------------
  NET PLANT IN SERVICE          17,392,433             -   1,160,798        15,175     25,245            -     18,593,651

CONSTRUCTION WORK IN
  PROGRESS                         399,738                    14,184                      307                     414,229

  Nuclear decommissioning
     funds                         882,929                                                                        882,929
  Investment in
     nonregulated projects                                    24,390       792,869                                817,259
  Other assets                      96,214                    21,634                  325,911     (309,488)       134,271
                              --------------------------------------------------------------------------------------------
  Total Other Noncurrent
     Assets                        979,143             -      46,024       792,869    325,911     (309,488)     1,834,459

CURRENT ASSETS
  Cash and cash
     equivalents                    57,195                    27,688        49,622      8,897                     143,402
  Accounts receivable, net       1,282,075                   424,156       194,683     16,479     (417,719)     1,499,674
  Regulatory balancing
     accounts receivable           444,156                                                                        444,156
Inventories:
    Materials and supplies         177,038                     5,921         2,812                                185,771
    Gas stored underground         127,771                     2,458                                              130,229
    Fuel oil                        23,433                                                                         23,433
    Nuclear fuel                   190,652                                            196,854     (196,854)       190,652
  Prepayments                       26,164                    23,672         4,574         39         (333)        54,116
                              --------------------------------------------------------------------------------------------
   Total Current Assets          2,328,484             -     483,895       251,691    222,269     (614,906)     2,671,433

DEFERRED CHARGES
  Income tax-related
    deferred charges             1,106,978                    26,065                                            1,133,043
  Other deferred charges         1,417,219                    40,928        26,017      1,570       (2,624)     1,483,110
                              --------------------------------------------------------------------------------------------
   Total Deferred Charges        2,524,197             -      66,993        26,017      1,570       (2,624)     2,616,153
                              --------------------------------------------------------------------------------------------
TOTAL ASSETS                  $ 23,623,995   $         -  $1,771,894    $1,085,752  $ 575,302    $(927,018)   $26,129,925
                              ============================================================================================

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING DECEMBER 31, 1996
(In Thousands)

                                                  PG&E                                Other                    PG&E
                                     PG&E      Corporation     PGT      Enterprises   Subs.    Elimination  Consolidated
                                  --------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common stock equity             $ 7,201,269  $         - $  511,964    $  630,330  $ 19,738            -   $ 8,363,301
  Pref. stock without
    mandatory redemp. prov.           402,056                                          13,591    $ (13,591)      402,056
  Pref. stock with
    mandatory redemp. prov.           137,500                                                                    137,500
  Company obligated
    mandatorily redeemable
    pref. securities of
    subsidiary trust holding
    solely PG&E subordinated
    debentures                                                                        300,000                    300,000
  Long-term debt                    7,378,769                 667,316        33,260    40,738     (350,016)    7,770,067
                                  --------------------------------------------------------------------------------------
  Total Capitalization             15,119,594            -  1,179,280       663,590   374,067     (363,607)   16,972,924

CURRENT LIABILITIES
  Short-term borrowings               680,900                                                                    680,900
  Current portion of
    long-term debt                    206,829                                 3,038                              209,867
  Accounts payable
    Trade creditors                   568,088                 404,227        24,834   184,287     (347,293)      834,143
    Other                             360,428                  10,249                               (5,178)      365,499
  Accrued taxes                       294,840                    (378)       18,931    (3,122)                   310,271
  Amounts due customers               186,899                                                                    186,899
  Deferred income taxes               157,065                      (1)                                           157,064
  Interest payable                     61,478                   1,211           504    14,646      (14,646)       63,193
  Dividends payable                   123,310                                                                    123,310
  Other                               323,165                   8,652        32,712     2,466      (57,891)      309,104
                                  --------------------------------------------------------------------------------------
  Total Current Liabilities         2,963,002            -    423,960        80,019   198,277     (425,008)    3,240,250

DEFERRED CREDITS AND OTHER
  NONCURRENT LIABILITIES
  Deferred income taxes             3,574,133                 132,537       234,724     2,665       (2,624)    3,941,435
  Deferred tax credits                379,215                     348                                            379,563
  Noncurrent balancing
    account liabilities               120,858                                                                    120,858
  Other                             1,467,193                  35,769       107,419       293     (135,779)    1,474,895
                                  --------------------------------------------------------------------------------------
  Total Def. Credits and
    Other Noncur. Liab.             5,541,399            -    168,654       342,143     2,958     (138,403)    5,916,751
                                  --------------------------------------------------------------------------------------
TOTAL CAPITALIZATION
  AND LIABILITIES                 $23,623,995  $         - $1,771,894    $1,085,752  $575,302    $(927,018)  $26,129,925
                                  ======================================================================================

EXHIBIT A

PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
(In Thousands)

                                               PG&E                                       Other                    PG&E
                                 PG&E      Corporation      PGT          Enterprises      Subs.    Elimination  Consolidated
                              ----------------------------------------------------------------------------------------------
Balance, December 31, 1995     $2,784,411   $        -   $144,027        $ (82,189)     $(33,566)  $        -    $2,812,683

  Net income                      739,976                  49,906          (34,666)           (7)                   755,209
  Common stock repurchased       (174,135)                                                                         (174,135)
Dividends declared
    Preferred stock               (33,113)                                                                          (33,113)
    Common stock                 (718,727)                (10,000)                                                 (728,727)
  Other                                                     4,457                           (487)                     3,970
                              ----------------------------------------------------------------------------------------------

Balance, December 31, 1996     $2,598,412   $        -   $188,390        $(116,855)     $(34,060)   $        -   $2,635,887
                              =============================================================================================

EXHIBIT B

     If at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

     Item No.  Caption Heading                             (In Thousands of Dollars)
     1         Total assets at December 31, 1996                        $26,129,925

     2         Total operating revenues for the year
               ending December 31, 1996                                 $ 9,609,972

     3         Earnings available for common stock at
               December 31, 1996                                        $   722,096

EXHIBIT C

     An organizational chart showing the relationship of each Exempt Wholesale Generator (EWG) or foreign utility company to associate companies in the holding-company system.


Please refer to the January 6, 1997 SEC Form U-3A-2 for the complete organizational chart showing the relationship of each Exempt Wholesale Generator
(EWG) or foreign utility company to associate companies in the holding-company system, as of January 1, 1997.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this twenty-eighth day of February, 1997.


                                         PG&E Corporation


                                 /s/ Christopher P. Johns
                             By ..................................

                                         Controller


Corporate Seal

Attest:

/s/ Linda Y.H. Cheng
 ....................................

Assistant Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

     Christopher P. Johns
     Controller
     PG&E Corporation
     77 Beale Street
     P.O. Box 770000
     San Francisco, CA 94177